EXHIBIT 99.1

MAG Silver Announces First Production From Juanicipio

VANCOUVER, British Columbia, Oct. 21, 2020 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) is pleased to announce that, as planned, development material from the Juanicipio Project (56% / 44% joint venture between Fresnillo plc (“Fresnillo”) and MAG) commenced processing at the Fresnillo beneficiation plant during the quarter ended September 30, 2020. As reported by the operator Fresnillo, 42,476 tonnes were processed during the quarter, with total production of 394 thousand silver ounces, 610 gold ounces, 138 tonnes of lead and 174 tonnes of zinc (attributable to MAG: 173.4 thousand ounces of silver, 268.4 ounces of gold, 60.7 tonnes of lead and 76.6 tonnes of zinc).

This first development material was processed through the nearby Fresnillo processing plant (100% owned by Fresnillo) with the lead (silver rich) and zinc concentrates treated at market terms under off-take agreements with Met-Mex Peñoles, S.A. De C.V. in Torreón, Mexico. The revenue from this production, net of processing and treatment costs, will be used by the joint venture to offset cash requirements of the initial project capital.

“This first production from Juanicipio is a major milestone for the Company” said George Paspalas, MAG Silver’s President and CEO. “The successful processing of development material not only provides cash flow to offset capex, but further de-risks the project as it heads toward commercial production. We are looking forward to the first production stope coming online in Q4 2020, and our potential to continue to produce cash whilst we complete the process plant construction.”

Fresnillo expects to process an average of 16,000 tonnes per month of mineralized material from the joint venture through its processing facility to mid-2021, at which time the Juanicipio beneficiation plant is scheduled for commissioning.

Development continues on site and the final preparation of the first production stope was concluded during the third quarter. Also during the quarter, progress was achieved on the construction of the Juanicipio processing plant (see photos at https://magsilver.com/projects/photo-gallery/#photo-gallery).

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 38 years of relevant experience focused on Carbonate Replacement Deposits worldwide. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a Shareholder of MAG.

About MAG Silver Corp.

MAG Silver Corp. is a Canadian advanced stage development and exploration company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed in a joint venture with Fresnillo (56%). The Juanicipio Project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp. The Juanicipio Joint Venture is currently constructing and developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation, with the operational expertise of Fresnillo, the project operator. As well, an expanded exploration program is in place at Juanicipio on multiple highly prospective targets.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions; the use of the net proceeds from the private placement is subject to change; political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov
LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Website: www.magsilver.com
Toll Free: (866) 630-1399
Email: info@magsilver.com